Exhibit 99.2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

June 30, 2021

      TURQUOISE HILL

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

INTRODUCTION

This management discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd. should be read in conjunction with the unaudited condensed interim consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the three and six months ended June 30, 2021, as well as the MD&A for the year ended December 31, 2020 dated as of March 8, 2021 and annual audited consolidated financial statements and accompanying notes for the years ended December 31, 2020 and December 31, 2019. The interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). In this MD&A, unless the context otherwise dictates, a reference to the “Company”, “we” or “our” refers to Turquoise Hill Resources Ltd. and a reference to “Turquoise Hill” refers to Turquoise Hill Resources Ltd. together with its subsidiaries. Additional information about the Company, including its Annual Information Form for the year ended December 31, 2020, dated as of March 8, 2021 (AIF), is available under the Company’s profile on SEDAR at www.sedar.com.

References to “C$” refer to Canadian dollars and “$” to United States dollars.

The MD&A refers to the All Injury Frequency Rate (AIFR), which is an indicator of workplace health and safety and provides insight into an organization’s efforts to protect its workforce from work-related hazards. Oyu Tolgoi’s AIFR is based on 200,000 hours of work exposure.

This MD&A contains certain forward-looking statements and certain forward-looking information. Please refer to the cautionary language commencing on page 28.

This MD&A also contains certain non-GAAP (or non-IFRS) measures. Please refer to the section titled “Non-GAAP Measures” commencing on page 25.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risks and Uncertainties” in this MD&A commencing on page 22.

The effective date of this MD&A is July 29, 2021.

June 30, 2021	Page| 1

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

TABLE OF CONTENTS

FINANCIAL AND OPERATIONAL HIGHLIGHTS	3

OPERATIONAL OUTLOOK FOR 2021	4

OUR BUSINESS	4

SELECTED FINANCIAL METRICS	5

OYU TOLGOI	7

FUNDING OF OYU TOLGOI LLC BY TURQUOISE HILL	11

GOVERNMENT RELATIONS	13

CLASS ACTION COMPLAINTS	17

CORPORATE ACTIVITIES	17

INCOME AND OTHER TAXES	18

LIQUIDITY AND CAPITAL RESOURCES	19

SHARE CAPITAL	20

COPPER, GOLD AND FOREIGN EXCHANGE MARKET COMMENTARY	20

OFF-BALANCE SHEET ARRANGEMENTS	21

CONTRACTUAL OBLIGATIONS	21

CRITICAL ACCOUNTING ESTIMATES	22

RECENT ACCOUNTING PRONOUNCEMENTS	22

RISKS AND UNCERTAINTIES	22

RELATED-PARTY TRANSACTIONS	23

SELECTED QUARTERLY DATA	24

NON-GAAP MEASURES	25

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	27

QUALIFIED PERSON	28

CAUTIONARY STATEMENTS	28

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION	28

June 30, 2021	Page| 2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	Oyu Tolgoi open pit and underground workforce posted an AIFR of 0.14 per 200,000 hours worked for the six months ended June 30, 2021.

•	In Q2’21, Oyu Tolgoi produced 36,735 tonnes of copper and 113,054 ounces of gold.

•	Q2’21 mill throughput of 9.4 million tonnes was 2% lower than Q2’20 and 4% lower than Q1’21 due to lower personnel numbers and planned maintenance activities.

•

Turquoise Hill’s current estimate of its base case incremental funding requirement is now $2.4 billion (March 31, 2021: $2.3 billion). The increase is primarily related to resequencing of ore phases of the Oyu Tolgoi open pit mine and the additional 2021 underground development cost impacts of the known COVID-19 issues up to June 30, 2021, which are estimated to be approximately $100 million, partially offset by improved commodity price forecasts.

•

As at June 30, 2021, Turquoise Hill has $0.7 billion of available liquidity, which under current projections is expected to meet the Company’s requirements, including funding of underground capital expenditure, into Q3’22.

•

Revenue of $317.8 million in Q2’21 increased 14.3% from $278.0 million in Q2’20, reflecting an increase of $74.9 million in revenue from gold partly offset by a decrease of $34.3 million in revenue from copper. Gold revenue benefitted from a 6.3% increase in the average price of gold and a 135.5% increase in volumes of gold in concentrates sold. Copper revenue was impacted by a 50.6% decrease in volumes of copper in concentrates sold, partly offset by an 82.5% increase in the average price of copper.

•

Income for the period was $118.8 million in Q2’21 compared with $72.3 million in Q2’20, primarily reflecting the impact of a $139.2 million increase in gross margin driven by both increased revenue and a decrease in cost of sales. This was partly offset by the impact of a lower deferred tax asset recognised in Q2’21 versus Q2’20 and higher operating cash costs[1] driven mainly by higher royalty costs due to the increased revenue as well as additional COVID-19 related costs. Income attributable to owners of Turquoise Hill in Q2’21 was $96.9 million, or $0.48 per share, compared to $72.6 million, or $0.36 per share in Q2’20.

•	Cost of sales was $1.91 per pound of copper sold and C1 cash costs[1] were $0.83 per pound of copper produced. All-in sustaining costs[1] were $1.48 per pound of copper produced.

•

Total operating cash costs[1] of $210.5 million in Q2’21 increased 16.4% from $180.8 million in Q2’20, due principally to higher royalty costs driven by higher sales revenue as well as additional COVID-19 related costs, partially offset by lower power study costs.

•

Underground capital spend in Q2’21 was $211.4 million, including $49.9 million of underground sustaining capital. Total underground capital spend since January 1, 2016 is now approximately $4.9 billion, including $0.2 billion of underground sustaining capital.

•

Cash generated from operating activities was $209.3 million in Q2’21, compared to $81.8 million cash used in operating activities in Q2’20. The difference was due to the impact of a $261.0 million improvement in cash from operating activities before interest and tax, which was primarily due to a $139.2 million higher gross margin as well as more favourable movements in deferred revenue in Q2’21 compared to Q2’20 driven by the timing of ramp-up in concentrate shipments during Q2’21 following the declaration of force majeure as well as related contingency measures to improve Oyu Tolgoi’s short-term liquidity.

•

Q2’21 concentrate shipments to customers were impacted by COVID-19 related Mongolian-Chinese border restrictions, which resulted in force majeure being declared effective 30 March 2021. Shipments to Chinese

[1]	Please refer to Section – NON-GAAP MEASURES – on page 25 of this MD&A for further information.

June 30, 2021	Page| 3

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

customers recommenced on April 15, 2021, and Oyu Tolgoi continues to work closely with Mongolian and Chinese authorities to manage supply chain disruptions. The force majeure will remain in place until sustained volumes of convoys are crossing the border to ensure Oyu Tolgoi’s ability to meet its on-going commitments to customers and to return on-site concentrate inventory to target levels.

•

All technical undercut readiness activities have been met or are on track to being met. Non-technical criteria are still pending and are critical elements for consideration to proceed with the decision to commence the undercut which has been delayed from the Company’s expected timing.

•

Given the cumulative and on-going impacts of COVID-19, delayed commitments resulting from non-approval of the Definitive Estimate (DE) budget by the OT Board and outstanding non-technical issues related to the undercut decision, the Company expects that there will be further impacts on overall project cost and schedule.

OPERATIONAL OUTLOOK FOR 2021

Oyu Tolgoi’s operational outlook for 2021 remains unchanged and is expected to produce 150,000 to 180,000 tonnes of copper and 400,000 to 480,000 ounces of gold. The increase in gold production in 2021 compared with 2020 is the result of transitioning lower into the higher grade areas of Phase 4B.

Operating cash costs2 for 2021 are expected to be $800 million to $850 million.

Capital expenditure for 2021 on a cash-basis is still expected to be $105 million to $125 million for the open-pit and at the low end of the $0.9 billion to $1.0 billion range previously disclosed for the underground, including underground sustaining capital expenditure.

Open-pit capital is mainly comprised of deferred stripping, equipment purchases, tailings storage facility construction and maintenance componentization. Underground capital is inclusive of VAT.

2021 C1 cash costs2 are expected to be in the range of negative $0.20 to positive $0.20 per pound of copper produced. Unit cost guidance assumes the midpoint of the expected 2021 copper and gold production ranges and a gold price of $1,804 per ounce.

OUR BUSINESS

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. The Company’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC; the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity.

The Oyu Tolgoi property is located approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. The property is cut by the Oyu Tolgoi trend, a 12 kilometres north-south orientated corridor which is host to the known deposits, Hugo North, Hugo South, Oyut and Heruga. Open pit mining operations commenced at Oyut in 2013. The Hugo North deposit (Lift 1) is currently being developed as an underground operation.

The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open pit. However, since 2014, the concentrator has consistently achieved a throughput of over 105,000 tonnes per day due to improvements in operating practices. Concentrator throughput for 2021 is targeted at over 110,000 tonnes per day and expected to be approximately 40 million tonnes for the year due to improvements in concentrator performance and more favourable ore characteristics.

At the end of Q2’21, Oyu Tolgoi had a total workforce (employees and contractors), including for underground project construction, of approximately 13,500 workers, of which over 96% were Mongolians.

[2]	Please refer to Section – NON-GAAP MEASURES – on page 25 of this MD&A for further information.

June 30, 2021	Page| 4

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

SELECTED FINANCIAL METRICS (1)

	Three months ended			Six months ended
($ in millions, unless otherwise noted)	2Q 2021	2Q 2020%	Change %	2Q 2021	2Q 2020%	Change %

Revenue	317.8	278.0	14.3%	844.3	408.6	106.6%

Income (loss) for the period	118.8	72.3	—	451.0	91.3	—

Income (loss) attributable to owners of Turquoise Hill	96.9	72.6	—	333.6	117.8	—

Basic and diluted income (loss) per share attributable to owners of Turquoise Hill	0.48	0.36	—	1.66	0.59	—

Revenue by metals in concentrates

Copper	187.4	221.7	(15.5%)	521.1	318.5	63.6%

Gold	127.5	52.6	142.4%	315.7	84.2	274.9%

Silver	2.9	3.7	(21.6%)	7.5	5.9	27.1%

Cost of sales	82.6	182.0	(54.6%)	238.2	327.9	(27.4%)

Production and delivery costs	61.4	137.1	(55.2%)	164.8	241.8	(31.8%)

Depreciation and depletion	21.2	51.1	(58.5%)	73.4	86.1	(14.8%)

Capital expenditure on cash basis	230.3	261.9	(12.1%)	480.6	563.0	(14.6%)

Underground-Development	161.5	239.0	(32.4%)	342.6	530.5	(35.4%)

Underground-Sustaining	49.9	11.0	353.6%	110.8	11.0	907.3%

Open pit	18.9	11.9	58.8%	27.2	21.5	26.5%

Proceeds from pre-production revenue	(12.0)	(7.6)	57.9%	(12.0)	(7.6)	57.9%

Royalties	22.5	14.2	58.5%	45.2	24.5	84.5%

Operating cash costs (2)	210.5	180.8	16.4%	411.7	368.9	11.6%

Unit costs ($)

Cost of sales (per pound of copper sold)	1.91	2.08	(8.2%)	1.84	2.27	(18.9%)

C1 (per pound of copper produced) (2)	0.83	1.61	(48.4%)	0.42	1.84	(77.2%)

All-in sustaining (per pound of copper produced) (2)	1.48	2.18	(32.1%)	0.93	2.29	(59.4%)

Mining costs (per tonne of material mined) (2)	2.71	1.69	60.1%	2.27	1.71	32.6%

Milling costs (per tonne of ore treated) (2)	7.09	6.77	4.8%	6.66	6.14	8.5%

G&A costs (per tonne of ore treated)	4.98	3.25	53.1%	4.21	3.09	36.3%

Cash generated from (used in) operating activities	209.3	(81.8)	355.9%	76.1	(106.3)	171.6%

Cash generated from operating activities before interest and tax	295.7	34.7	752.2%	543.9	36.2	1,402.5%

Interest paid	84.5	118.7	(28.8%)	111.0	145.5	(23.7%)

Total assets	13,873	12,895	7.6%	13,873	12,895	7.6%

Total non-current financial liabilities	4,407	4,374	0.8%	4,407	4,374	0.8%

(1)

Any financial information in this MD&A should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Please refer to Section – NON-GAAP MEASURES – on page 25 of this MD&A for further information.

Q2’21 vs. Q2’20

•

Revenue of $317.8 million in Q2’21 increased 14.3% from $278.0 million in Q2’20, reflecting an increase of $74.9 million in revenue from gold, partially offset by a $34.3 million decrease in revenue from copper. Gold revenue benefitted from a 6.3% increase in the average price of gold and a 135.5% increase in volumes of gold in concentrates sold, which resulted from the scheduled move to the higher grade gold areas of Phase 4B. Volumes of copper in concentrates sold decreased 50.6%, primarily as a result of the force majeure, partly offset by an increase of 82.5% in the average price of copper.

•

Income for the period was $118.8 million in Q2’21 compared with $72.3 million in Q2’20, primarily reflecting the impact of a $139.2 million increase in gross margin, which was driven by the increased revenue as well as a decrease in cost of sales, partly offset by the impact of a lower deferred tax asset recognised in Q2’21

June 30, 2021	Page| 5

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

versus Q2’20 and higher operating cash costs[3] driven mainly by higher royalty costs due to the increased revenue as well as additional COVID-19 related costs. Income attributable to owners of Turquoise Hill in Q2’21 was $96.9 million, or $0.48 per share, compared to $72.6 million, or $0.36 per share in Q2’20.

•

Cost of sales of $82.6 million in Q2’21 decreased 54.6% from $182.0 million in Q2’20, due to a 52.3% decrease in the volumes of concentrates resulting from the impact of the force majeure during Q2’21.

•

Capital expenditure on a cash basis was $230.3 million in Q2’21 compared to $261.9 million in Q2’20, comprised of $211.4 million (Q2’20 – $250.0 million) in underground capital spend, including $49.9 million in underground sustaining capital (Q2’20 – $11.0 million), and $18.9 million (Q2’20 – $11.9 million) in open-pit sustaining capital expenditure.

•

Total operating cash costs[3] of $210.5 million in Q2’21 increased 16.4% from $180.8 million in Q2’20, principally due to higher royalty costs driven by higher sales revenue as well as additional COVID-19 related costs associated with the increased safety measures and controls implemented, partially offset by lower power study costs.

•

Unit cost of sales of $1.91 per pound of copper sold in Q2’21 decreased 8.2% from $2.08 per pound of copper sold in Q2’20 reflecting a 54.6% decrease in cost of sales partially offset by a 52.3% reduction in volumes of copper in concentrates sold.

•

Oyu Tolgoi’s C1 cash costs[3] of $0.83 per pound of copper produced in Q2’21 decreased from $1.61 per pound of copper produced in Q2’20, primarily reflecting the impact of a $74.9 million increase in gold revenue.

•

All-in sustaining costs[3] of $1.48 per pound of copper produced in Q2’21 decreased 32.1% from $2.18 per pound of copper produced in Q2’20. Similar to the decrease in C1 cash costs[3], the decrease primarily reflects the impact of the higher gold revenues but, unlike C1 cash costs[3], was partly offset by the impact of increased royalty costs due to the increased revenue.

•

Mining costs[3] of $2.71 per tonne of material mined in Q2’21 increased 60.1% from $1.69 per tonne of material mined in Q2’20. The increase was mainly due to lower material mined, driven by increased cycle times caused by mining deeper into the open pit, as well as higher spend on maintenance and a higher market price for fuel.

•

Milling costs[3] of $7.09 per tonne of ore treated in Q2’21 increased 4.8% from $6.77 per tonne of ore treated in Q2’20, mainly due to lower milled ore and higher power consumption costs partly offset by lower maintenance and consumables costs. The lower milled ore and higher power consumption costs were due to overall higher feed hardness as a result of increased Phase 4B ore replacing the softer ore from Phase 6B and stockpiles.

•	G&A costs of $4.98 per tonne of ore treated in Q2’21 increased 53.1% from $3.25 per tonne of ore treated in Q2’20, mainly due to lower milled ore and higher G&A costs in Q2’21.

•

Cash generated from operating activities was $209.3 million in Q2’21 compared to $81.8 million cash used in operating activities in Q2’20, the improvement due mainly to the impact of a $261.0 million improvement in cash from operating activities before interest and tax, which was primarily due to a $139.2 million improvement in gross margin as well as favourable movements in deferred revenue. The $137.1 million increase in deferred revenue in Q2’21 vs. Q2’20 was particularly significant and was impacted by the timing of ramp-up in concentrate shipments during the quarter following the declaration of force majeure as well as related contingency measures to improve Oyu Tolgoi’s short-term liquidity.

[3]	Please refer to Section – NON-GAAP MEASURES – on page 25 of this MD&A for further information.

June 30, 2021	Page| 6

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

OYU TOLGOI

Safety Performance and COVID-19 Update

Oyu Tolgoi open pit and underground workforce posted an AIFR of 0.14 per 200,000 hours worked for the six months ended June 30, 2021.

During Q2’21, COVID-19 cases increased significantly in Mongolia, causing a series of lockdowns in the country and South Gobi region, which limited the ability of Oyu Tolgoi to maintain normal roster changes for its workers. To mitigate the risk of roster changes transmitting COVID-19 to the region, Oyu Tolgoi introduced isolation and testing protocols in cooperation with government authorities. In addition, Oyu Tolgoi continues to implement multiple COVID-19 controls at site, including maintaining social distancing, wearing masks at all times, regular hand washing, and monitoring of personnel temperatures in all high traffic areas. In Ulaanbaatar, all office-based employees continue to work from home. Vaccinations have progressed extremely well with over 98% of our workforce now fully vaccinated. Health and safety remain a high priority and appropriate measures will be maintained to protect employees, contractors and the community.

During Q2’21, limitations on people movement impacted personnel numbers on site, which at times were below 25% of planned requirements. This adversely impacted both open pit operations and the underground project. The additional 2021 development cost impact of the known COVID-19 delays up to June 30, 2021 is estimated to be approximately $100 million including travel, accommodation, quarantine and standby costs as well as accounting for productivity impacts. COVID-19 impacts are ongoing and the Company will continue to monitor the overall costs associated with COVID-19 delays and update the market as appropriate.

On March 30, 2021, Oyu Tolgoi declared force majeure in connection with customer contracts for concentrate. Shipments to Chinese customers recommenced on April 15, 2021, and Oyu Tolgoi continues to work closely with Mongolian and Chinese authorities to manage supply chain disruptions. The force majeure will remain in place until sustained volumes of convoys are crossing the border to ensure Oyu Tolgoi’s ability to meet its on-going commitments to customers and to return on-site concentrate inventory to target levels.

Due to the COVID-19 situation in Mongolia and the Mongolian-Chinese border region, the situation at the border remained fluid throughout Q2’21. Despite steps taken by Oyu Tolgoi to maintain its concentrate shipments, limitations set by the Chinese authorities on the number of trucks allowed to cross the border as well as daily testing requirements are impacting Oyu Tolgoi’s ability to export at planned levels and disrupting inbound supply routes for the underground project and operations.

June 30, 2021	Page| 7

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Selected Operational Metrics:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	2Q 2021	2Q 2020	Change	1H 2021	1H 2020	Change

Open pit material mined (‘000 tonnes)	15,829	23,218	(31.8%)	38,417	50,052	(23.2%)

Ore treated (‘000 tonnes)	9,401	9,645	(2.5%)	19,214	20,534	(6.4%)

Average mill head grades:

Copper (%)	0.47	0.47	0.0%	0.51	0.45	13.3%

Gold (g/t)	0.50	0.19	163.2%	0.59	0.17	247.1%

Silver (g/t)	1.19	1.22	(2.5%)	1.24	1.18	5.1%

Concentrates produced (‘000 tonnes)	173.2	169.9	1.9%	375.1	334.4	12.2%

Average concentrate grade (% Cu)	21.2	21.5	(1.4%)	21.9	21.4	2.3%

Production of metals in concentrates:

Copper (‘000 tonnes)	36.7	36.5	0.5%	82.2	71.7	14.6%

Gold (‘000 ounces)	113	31	264.5%	259	57	354.4%

Silver (‘000 ounces)	235	212	10.8%	490	426	15.0%

Concentrate sold (‘000 tonnes)	92.6	194.3	(52.3%)	278.9	320.2	(12.9%)

Sales of metals in concentrates:

Copper (‘000 tonnes)	19.6	39.7	(50.6%)	58.6	65.5	(10.5%)

Gold (‘000 ounces)	73	31	135.5%	183	51	258.8%

Silver (‘000 ounces)	106	220	(51.8%)	313	366	(14.5%)

Metal recovery (%)

Copper	79.7	79.1	0.8%	83.4	76.7	8.7%

Gold	69.3	52.0	33.3%	71.0	49.3	44.0%

Silver	62.5	55.8	12.0%	64.0	53.6	19.4%

In Q2’21, Oyu Tolgoi produced 36,735 tonnes of copper and 113,054 ounces of gold. Copper and gold production was lower than Q1’21 due to slower mining rates in Phase 4B. This resulted in an increase in lower-grade stockpile material being processed. It is anticipated that mill feed will continue to be comprised of higher-grade Phase 4B and lower-grade stockpiles for the remainder of 2021.

Q2’21 mill throughput of 9.4 million tonnes was 2% lower than Q2’20 and 4% lower than Q1’21. The reduction in processed ore tonnage was due to lower personnel numbers and planned maintenance activities.

Ongoing optimisation activities are focused on maximising metal production despite reduced mining rates in Phase 4B, geotechnical challenges and higher than planned lower-grade stockpile feed.

Oyu Tolgoi Underground Update

During Q2’21, progress on the underground project was significantly impacted by COVID-19 constraints on site and in Mongolia, including restrictions on movement of international expertise.

The undercut commencement, which had been scheduled for mid-2021, requires a number of technical and non-technical criteria to be met and has been delayed as a result of the delayed resolution of non-technical

June 30, 2021	Page| 8

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

undercut criteria. All technical undercut readiness activities have been met or are on track to being met, including:

•	all lateral development and undercut drilling to initiate the undercut is complete; and
•

supporting infrastructure for Panel 0 production is on track for completion under current site conditions. Material Handling System 1 is greater than 90% complete and Primary Crusher 1 is expected to be completed in Q3’21.

The ongoing impacts of COVID-19 on rosters require careful management to ensure that the appropriate personnel are available for undercutting activities.

Turquoise Hill and Rio Tinto continue to engage with various Mongolian governmental bodies with a view to resolving outstanding non-technical undercut criteria. All parties remain committed to moving the project forward in a mutually beneficial manner. However, as noted above, delayed resolution of the non-technical undercut criteria has delayed the scheduled timing for the initiation of the undercut. A significant delay to the initiation of the undercut would have a material impact on project schedule, including the timing of sustainable production for Panel 0, as well as the timing and quantum of underground capital expenditure, which would materially adversely impact the timing of expected cash flows from the Oyu Tolgoi underground project thereby increasing the amount of Turquoise Hill’s incremental funding requirement. The Company will continue to monitor the situation and assess any impact of a delay to the undercut initiation and update the market as appropriate.

Development activities pertaining to ramp-up post-Panel 0 continue to be impacted by COVID-19 constraints. Conveyor to Surface progress slowed during Q2’21 but remains broadly in-line with schedule. Shaft 3 and Shaft 4 sinking progress has been impacted by travel restrictions and quarantine requirements, which reduced the Project’s ability to remobilise required personnel to site. Specialised personnel arrived on site on the 25th of June to complete Shaft 4 readiness activities prior to Shaft 3 construction activities. The Shaft 4 sinking team arrived in Mongolia on the 28th of June. Further delays to Shafts 3 and 4 could impact the ramp-up post-Panel 0. However, ongoing optimisation activities are focused on minimising any departure from plan. The Company continues to monitor the situation and will update the market as appropriate.

At the end of Q2’21, cumulative underground development progress was 57,928 equivalent metres (eqm) and cumulative Conveyor to Surface advancement was 14,532 eqm. It is anticipated that development rates will continue to be impacted into Q3’21.

Oyu Tolgoi Underground Project Development Progress Excluding Conveyor Declines
Year	Total Equivalent Development (Km)	Lateral Development (Km)	Mass Excavation (‘000’ m3)
2016	1.6	1.5	3.0
Q1’17	1.0	0.8	5.2
Q2’17	1.4	0.9	9.2
Q3’17	1.4	1.2	8.3
Q4’17	2.2	1.9	8.9
2017	6.1	4.8	31.6
Q1’18	2.6	2.1	11.6
Q2’18	2.4	2.1	8.6
Q3’18	3.0	2.1*	23.3*
Q4’18	2.3	1.6	16.0
2018	10.3	7.9	59.5
Q1’19	3.2	2.3	21.4
Q2’19	3.2	2.4	19.3
Q3’19	3.6	3.2	11.4
Q4’19	4.8	4.5	9.0
2019	14.9	12.4	61.1
Q1’20	5.5	5.3	3.2

June 30, 2021	Page| 9

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Q2’20	5.5	5.1	10.6
Q3’20	4.7	4.1	14.3
Q4’20	4.2	3.8	8.5
2020	19.9	18.4	36.6
Q1’21	3.5	2.9	13.5
Q2’21	1.7	1.2	11.6
Total	57.9	49.2	217.1

Notes:

Totals may not match due to rounding.

* Lateral development and mass excavation amounts for Q3’18 have been updated to reflect revised results.

Oyu Tolgoi Conveyor Decline Project Development Progress
Year	Total Equivalent Development (Km)	Lateral Development (Km)	Mass Excavation (‘000’ m3)
2016	0.0	0.0	0.0
Q1’17	0.1	0.1	0.0
Q2’17	0.4	0.4	0.2
Q3’17	0.9	0.9	0.5
Q4’17	0.9	0.8	0.5
2017	2.3	2.3	1.2
Q1’18	0.8	0.8	0.1
Q2’18	0.8	0.8	0.1
Q3’18	0.8	0.8	0.3
Q4’18	0.6	0.6	0.1
2018	3.0	3.0	0.6
Q1’19	0.8	0.8	0.8
Q2’19	0.9	0.9	0.8
Q3’19	0.9	0.7	4.9
Q4’19	1.1	0.7	8.3
2019	3.7	3.1	14.7
Q1’20	1.0	0.7	7.5
Q2’20	1.0	0.9	2.6
Q3’20	0.9	0.9	0.0
Q4’20	1.0	1.0	0.0
2020	4.0	3.6	10.1
Q1’21	0.8	0.8	0.0
Q2’21	0.7	0.6	3.2
Total	14.5	13.3	29.9

Note: Totals may not match due to rounding.

The DE, which was completed in December 2020, forecast first sustainable production in October 2022 and estimated a development capital cost of $6.75 billion. The DE assumed COVID-19 related restrictions in 2021 would be no more stringent than those experienced in September 2020. In light of the actual 2021 COVID-19 restrictions thus far, which have been and are expected to be, for a period of time, more stringent than those assumed in the DE, a reassessment is underway to consider potential impacts thereof on the underground development capital estimate as well as the overall project schedule. The additional 2021 development cost impact of the known COVID-19 delays up to June 30, 2021 is estimated to be approximately $100 million, and additional impacts are expected as COVID-19 restrictions persist into Q3’21. The Company will continue its reassessment and to monitor the impacts associated with COVID-19 delays as well as the time to resolve the non-technical undercut and other issues on the underground development capital estimate as well as the overall project schedule. The ability to meet the sustainable production date of October 2022 is dependent on the timing of the undercut commencement, and therefore resolution of the non-technical issues.

June 30, 2021	Page| 10

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Due to the pending approval of the DE and required budget uplift by the Oyu Tolgoi Board, some contractual commitments for future works such as on Material Handling System 2 and the concentrator upgrade, have experienced delays.

Given the cumulative and on-going impacts of COVID-19, delayed commitments resulting from non-approval of the DE budget by the OT Board and outstanding non-technical issues related to the undercut decision, the Company expects that there will be further impacts on overall project cost and schedule.

Oyu Tolgoi spent $211.4 million on underground capital during Q2’21, including $49.9 million of underground sustaining capital. Total underground project spend from January 1, 2016, to June 30, 2021, was approximately $4.9 billion, including $0.2 billion of underground sustaining capital. Underground project spend on a cash basis includes VAT and capitalised management services payments but excludes capitalised interest. In addition, Oyu Tolgoi had contractual obligations4 of $0.4 billion as at June 30, 2021. Since the restart of project development in 2016 through June 30, 2021, Oyu Tolgoi has committed over $3.9 billion to Mongolian vendors and contractors.

Incremental Mine Design Refinements

The Panel 1 and Panel 2 caves are currently the focus of additional study work. These caves are required to support the ramp-up to 95 ktpd beyond Panel 0.

The foundation of the Panel 1 and Panel 2 studies is the collection of additional data from surface and underground drilling to support the evaluation of different design and sequencing options for Hugo North Lift 1. During Q2’21, the drilling programs continued, but drilling rates were slower than planned due to the reduction of personnel on site. Despite the slower drilling progress, the study work is tracking well and the interim study results for Panel 2 were delivered during the quarter. Learnings from this work are:

•	geotechnical conditions are largely as anticipated; and
•	mine design requires further refinement including mining area extents and ore handling infrastructure locations.

These learnings will be incorporated into the first phase of the detailed studies which are due to commence in Q3’21. Other studies, including assessments of pillar recoverability are also planned and updates will be provided as more information becomes available.

FUNDING OF OYU TOLGOI LLC BY TURQUOISE HILL

In accordance with the Amended and Restated Shareholders’ Agreement dated June 8, 2011 (ARSHA), Turquoise Hill has funded Oyu Tolgoi LLC’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi LLC must repay such amounts, including accrued interest, before it can pay common share dividends. As at June 30, 2021, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi LLC was $7.9 billion, including accrued interest of $1.9 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi LLC on behalf of state-owned Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi LLC common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As at June 30, 2021, the cumulative amount of such funding was $1.4 billion, representing 34% of invested common share equity, with unrecognised interest on the amounts funded of $0.9 billion.

As at June 30, 2021, Turquoise Hill has $0.7 billion of available liquidity, which under current projections is expected to be sufficient to meet the requirements of the Company, including its operations and underground

[4]	Please refer to Section – NON-GAAP MEASURES – on page 25 of this MD&A for further information.

June 30, 2021	Page| 11

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

development, into Q3’22. During the quarter ended March 31, 2021, the Company purchased copper and gold put options to establish a synthetic copper and gold price floor in order to provide increased certainty around the Company’s liquidity horizon.

On April 9, 2021, Turquoise Hill and Rio Tinto signed a binding Heads of Agreement (HoA) to provide an updated funding plan (the Funding Plan) for the completion of the Oyu Tolgoi LLC underground project in Mongolia. The Funding Plan was designed to address the estimated remaining funding requirement and replace the non-binding Memorandum of Understanding that Rio Tinto and Turquoise Hill previously entered into on September 9, 2020.

Under the HoA, subject to securing approval by the Oyu Tolgoi LLC Board and any required support from the Government of Mongolia, Turquoise Hill and Rio Tinto will:

•	pursue re-profiling (rescheduling of principal repayments) of existing project debt to better align with the revised mine plan, project timing and cash flows; and
•	seek to raise up to US$500 million in senior supplemental debt (SSD) under the existing project financing arrangements from selected international financial institutions.

In addition, Rio Tinto has committed to address any potential shortfalls from the re-profiling and additional SSD of up to US$750 million by providing a senior co-lending facility (the Co-Lending Facility) on the same terms as Oyu Tolgoi’s project financing, while Turquoise Hill has committed to complete an equity offering of common shares for up to US$500 million in the form of, and at Turquoise Hill’s discretion, either (i) a rights offering of common shares or (ii) a public offering or private placement of common shares, in either case sufficient to satisfy any remaining funding shortfall of up to US$500 million within six months of the Co-Lending Facility becoming available.

Successful implementation of the HoA is subject to achieving alignment with the relevant stakeholders in addition to Rio Tinto (including existing lenders, any potential new lenders and the Government of Mongolia), market conditions and other factors.

In the event there is a residual funding requirement after implementing the Funding Plan under the HOA, the Company would consider all funding options available to it at that time. Such options may include additional debt from banks or international financial institutions, an offering of global medium-term notes, a gold pre-sale transaction, a gold streaming transaction and additional equity.

Turquoise Hill’s liquidity outlook will continue to be impacted, either positively or negatively, by various factors, many of which are outside the Company’s control, including:

•	changes in commodity prices and other market-based assumptions;
•	open pit operating performance as well as the successful implementation (or otherwise) of related optimisation efforts;
•	further and/or unanticipated impacts on operations and underground development related to the COVID-19 pandemic as well as the economic, commercial and financial consequences thereof;
•

delays entering into contractual commitments for future works (e.g. Material Handling System 2 and the concentrator upgrade) due to the pending approval of the DE and the required budget uplift by the Oyu Tolgoi Board;

•

the ability of Turquoise Hill and Rio Tinto to engage with various Mongolian governmental bodies with a view to resolving outstanding non-technical undercut criteria as discussed in the Oyu Tolgoi Underground Update section above;

•

the ability of Turquoise Hill and Rio Tinto to engage with various Mongolian governmental bodies with a view to implementing the Power Source Framework Agreement (PSFA) as amended (PSFA Amendment), including how a domestic long-term power solution is implemented; and

•

developments in the ongoing discussions with the Government of Mongolia to address their outstanding concerns with respect to the Oyu Tolgoi underground development project including in relation to Parliamentary Resolution 92.

June 30, 2021	Page| 12

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Turquoise Hill continues to monitor its liquidity outlook and will provide updates as and when circumstances require.

Turquoise Hill currently estimates its base case incremental funding requirement to be $2.4 billion (31 March 2021: $2.3 billion), taking into consideration:

•	metal price assumptions for copper and gold over the incremental funding period;
•	the DE, which forecast first sustainable production in October 2022 and estimated a development capital cost of $6.75 billion as discussed in the Oyu Tolgoi Underground Update section above;
•	the additional 2021 development cost impact of the known COVID-19 delays, estimated to be $100 million up to June 30, 2021; and
•	the impact of the resequencing of ore phases of the open pit over the incremental funding period.

Additionally, Turquoise Hill currently estimates its base case incremental funding will continue to be influenced by various factors over the incremental funding period, many of which are outside the Company’s control, including:

•	the timing of commencement of the undercut (for further information, see Oyu Tolgoi Underground Update section above);
•

any further revisions to the amount of development capital required to bring the underground mine into production, if it were to deviate from the aforementioned DE estimate of $6.75 billion plus the additional 2021 underground development cost impacts of the known COVID-19 issues up to June 30, 2021, which are estimated to be approximately $100 million;

•

the delays entering into contractual commitments for future works (e.g. Material Handling System 2 and the concentrator upgrade) due to the pending approval of the DE and the required budget uplift by the Oyu Tolgoi Board;

•	the timing of sustainable production and ramp-up profile and their impact on cash flows, which are also impacted by the timing of undercut commencement;
•	engagement with various Mongolian governmental bodies with a view to implementing the PSFA Amendment, including how a domestic long-term power solution is implemented;
•

the timing and potential impacts of the ongoing discussions with the Government of Mongolia to address their outstanding concerns with respect to the Oyu Tolgoi underground development project, including in relation to Parliamentary Resolution 92;

•	changes to the amount of cash flow expected to be generated from open-pit operations, net of underground and open-pit sustaining capital requirements;
•	further and/or unanticipated impacts on operations and underground development related to the COVID-19 pandemic as well as the economic, commercial and financial consequences thereof;
•

changes in expected commodity prices and other market-based assumptions (upside and downside pricing sensitivities would have, respectively, a favourable or unfavourable impact on the base case incremental funding requirement); and

•	incremental mine design refinements to Panels 1 and 2.

More generally, any changes in the above factors will impact the incremental funding requirement and, as a result, the actual quantum of incremental funding required may be greater or less than the $2.4 billion base case estimate, and such variance may be significant.

GOVERNMENT RELATIONS

Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC. The remaining 34% interest in Oyu Tolgoi LLC is held by Erdenes. Turquoise Hill is obliged to fund Erdenes’ share of the capital costs under the ARSHA.

Underground construction recommenced in May 2016 when Oyu Tolgoi LLC received the final requirement for the restart of underground development: formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto (as project manager) and Oyu Tolgoi LLC. Approval followed the signing of the Oyu Tolgoi Underground

June 30, 2021	Page| 13

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Mine Development and Financing Plan (UDP) in May 2015 and the signing of a $4.4 billion project finance facility in December 2015. Development had been suspended in August 2013 pending resolution of matters with the Government of Mongolia.

Turquoise Hill’s investment in the Oyu Tolgoi mine is governed by the 2009 Investment Agreement among Turquoise Hill, the Government of Mongolia, Oyu Tolgoi LLC and an affiliate of Rio Tinto (Investment Agreement or IA). The Investment Agreement framework was authorised by the Mongolian Parliament and was concluded after 16 months of negotiations. It was reviewed by numerous constituencies within the Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement, the ARSHA and the UDP has allowed for the development of the Oyu Tolgoi mine in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from the Oyu Tolgoi mine open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

As previously announced by Turquoise Hill on January 11, 2021, the Government of Mongolia has expressed concern with the results of the DE, which was completed and delivered by Rio Tinto and publicly announced by the Company on December 18, 2020, and is concerned that the significant increase in the development costs of the Oyu Tolgoi project has eroded the economic benefits it anticipated to receive therefrom. The Government of Mongolia has indicated that if the Oyu Tolgoi project is not economically beneficial to the country, it would be necessary to review and evaluate whether it can proceed. The Government of Mongolia has stressed the importance of achieving a comprehensive solution that addresses both financial issues between the shareholders of Oyu Tolgoi LLC as well as economic and social issues of importance to Mongolia, such as water usage, tax payments, and social issues related to employees, in order to implement the Oyu Tolgoi project successfully. In particular, the Government of Mongolia has expressed its intention to initiate discussions with respect to the termination and replacement of the UDP.

While acknowledging Oyu Tolgoi’s significant contributions to Mongolia, Turquoise Hill continues to engage with the Government of Mongolia and remains open to improving the UDP to deliver even greater benefits from Oyu Tolgoi to all stakeholders.

In Q1’20, Oyu Tolgoi LLC submitted a mineral resources and reserves update for registration with the Mongolian Minerals Council as required pursuant to local regulatory requirements in Mongolia. The expert review has been favourably concluded and is awaiting discussion at the Minerals Council. Oyu Tolgoi Feasibility Study (OTFS20) is expected to be considered for endorsement by the Mongolian Minerals Council following registration of the mineral resources and reserves update.

Negotiations with the Government of Mongolia

Turquoise Hill and Rio Tinto were in Ulaanbaatar in March and April 2021 to discuss a path forward to address outstanding concerns that the Government of Mongolia has with respect to the Oyu Tolgoi underground development project including in relation to Parliamentary Resolution 92. Turquoise Hill remains committed to its presence in Mongolia and, in all discussions with Rio Tinto and the Government of Mongolia, is focused on maximizing value for all stakeholders. Constructive engagement has been ongoing with Government representatives and the Company has remobilised our negotiations team and anticipates resumption of discussions in country in August 2021.

Turquoise Hill and Rio Tinto continue to engage with various Mongolian governmental bodies with a view to resolving outstanding non-technical undercut criteria. All parties remain committed to moving the project forward and ensuring long-term and mutually beneficial solutions to the issues under discussion. Delayed resolution of these issues and the slowing of discussions as a result of the COVID-19 situation in Mongolia, have delayed the Company’s expected timing for the initiation of the undercut. A significant delay to the initiation of the undercut would have a material impact on project schedule, including the timing of sustainable production for Panel 0, as well as the timing and quantum of underground capital expenditure, which would materially

June 30, 2021	Page| 14

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

adversely impact the timing of expected cash flows from the Oyu Tolgoi underground project thereby increasing the amount of Turquoise Hill’s incremental funding requirement. The Company will continue to monitor the situation and assess any impact of a delay to the undercut initiation and update the market as appropriate.

Oyu Tolgoi Mine Power Supply

Oyu Tolgoi LLC currently sources power for the Oyu Tolgoi mine from China’s Inner Mongolian Western Grid, via overhead power line, pursuant to back-to-back power purchase arrangements with Mongolia’s National Power Transmission Grid JSC, the relevant Mongolian power authority, and Inner Mongolia Power International Cooperation Co., Ltd (IMPIC), the subsidiary of Inner Mongolia’s power grid company.

Oyu Tolgoi LLC is obliged under the Investment Agreement to secure a long-term domestic source of power for the Oyu Tolgoi mine. The PSFA provides a binding framework and pathway for long-term power supply to the Oyu Tolgoi mine. The PSFA originally contemplated the construction of a coal-fired power plant at Tavan Tolgoi (TTPP), which would be majority-owned by Oyu Tolgoi LLC and situated close to the Tavan Tolgoi coal mining district located approximately 150 kilometres from the Oyu Tolgoi mine. In April 2020, the Government of Mongolia advised that it was unwilling to support Oyu Tolgoi LLC’s proposal to develop TTPP and announced its intention to supply power to Oyu Tolgoi from SOPP, a Government of Mongolia funded, owned and operated power plant at Tavan Tolgoi.

In June 2020, Oyu Tolgoi LLC and the Government of Mongolia entered into the PSFA Amendment to reflect their agreement to jointly prioritise and progress SOPP, in accordance with and subject to agreed milestones, as the domestic source of power for the Oyu Tolgoi mine. The milestones included: signing a power purchase agreement (SOPP PPA) for the supply of power to the Oyu Tolgoi mine by March 31, 2021, commencing construction of SOPP by no later than July 1, 2021, commissioning SOPP within four years thereafter, and reaching agreement with IMPIC on an extension to the existing power import arrangements by March 1, 2021 in order to ensure there is no disruption to the power supply required to safeguard the Oyu Tolgoi mine’s ongoing operations and development.

The PSFA Amendment provides that if certain agreed milestones are not met in a timely manner (subject to extension for Delay Events as defined) then Oyu Tolgoi LLC will be entitled to select from, and implement, the alternative power solutions specified in the PSFA Amendment, including a coal-fired power plant at Oyu Tolgoi, the Mongolian grid or a primary renewables solution, and the Government of Mongolia would be obliged to support such decision.

Three PSFA Amendment milestones (execution of the extension of the IMPIC supply arrangements, execution of the SOPP PPA, and start of SOPP construction) were not met by the original dates of March 1, 2021, March 31, 2021, and July 1, 2021, respectively.

The Ministry of Energy formally notified Rio Tinto on February 25, 2021, that the Tavan Tolgoi thermal power station project will be implemented and will be connected to the Central Energy System and operated with integrated dispatch control in accordance with relevant laws and regulations. A separate letter was sent from the Ministry of Energy to Oyu Tolgoi LLC on the same date, stating that agreement on the long-term power supply to Oyu Tolgoi LLC is related to the extension of the power import arrangements with IMPIC. In recognizing the linkage of the extension of the IMPIC supply arrangements with making progress on resolving the issue of long-term domestic power supply, the Ministry of Energy proposed that milestones under the PSFA Amendment be extended pending further discussions at the sub-working group.

Discussions to extend the power import agreement with IMPIC in a way that satisfies both the Government of Mongolia’s and Oyu Tolgoi LLC’s requirements, as well as agreement on the long-term power supply for Oyu Tolgoi LLC remain ongoing, and Oyu Tolgoi LLC is engaging with the sub-working group to agree to a standstill period following the lapsing of the PSFA Amendment milestones and to discuss the long-term power solution that would enable reliable supply from the Mongolian grid (Central Energy System). During the standstill period, Oyu Tolgoi LLC would not exercise its rights to select and proceed with an alternative power solution but would not waive its right to do so in the future. Preserving these rights remains critical considering that historical and ongoing assessments by the Government of Mongolia of the Central Energy System indicate it being unable to

June 30, 2021	Page| 15

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

reliably supply power to Oyu Tolgoi until supplementary generation (in addition to SOPP) and transmission capacity are added.

Oyu Tolgoi LLC continues to collaborate with the Government of Mongolia to ensure a secure, stable and reliable long-term power solution is implemented with an immediate focus on extending the IMPIC supply arrangements prior to the commencement of the undercut.

Oyu Tolgoi Tax Assessments

On January 16, 2018, Turquoise Hill announced that Oyu Tolgoi LLC had received and was evaluating a tax assessment for approximately $155 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the Mongolian Tax Authority (MTA) relating to an audit on taxes imposed and paid by Oyu Tolgoi LLC between 2013 and 2015 (the 2013 to 2015 Tax Assessment). In January 2018, Oyu Tolgoi LLC paid an amount of approximately $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

On February 20, 2020, the Company announced that Oyu Tolgoi LLC would be proceeding with the initiation of a formal international arbitration proceeding in accordance with dispute resolution provisions within Chapter 14 of the Investment Agreement and Chapter 8 of the UDP. The dispute resolution provisions call for arbitration under the United Nations Commission on International Trade Law (UNCITRAL) seated in London before a panel of three arbitrators. By agreeing to resolve certain matters within the 2013 to 2015 Tax Assessment dispute under UNCITRAL Arbitration Rules, both parties have agreed that the arbitral award shall be final and binding on both parties and the parties shall carry out the award without delay.

On December 23, 2020, Turquoise Hill announced that Oyu Tolgoi LLC had received and was evaluating a tax assessment for approximately $228 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the MTA relating to an audit on taxes imposed and paid by Oyu Tolgoi LLC between 2016 and 2018 (the 2016 to 2018 Tax Assessment). Most of the matters raised in respect of the 2016 to 2018 Tax Assessment are of a similar nature to the matters that were raised in the 2013 to 2015 Tax Assessment. The MTA also proposed a $1.5 billion adjustment to the balance of Oyu Tolgoi LLC’s carried forward tax losses. The adjustments are to disallow or defer certain tax deductions claimed in the 2016 to 2018 years.

On January 11, 2021, Turquoise Hill announced that Oyu Tolgoi LLC had completed its evaluation of the 2016 to 2018 Tax Assessment claim and confirmed that Oyu Tolgoi LLC had given notice of its intention to apply to the UNCITRAL tribunal to amend its statement of claim to include certain matters raised in the 2016 to 2018 Tax Assessment. Oyu Tolgoi LLC’s application to include these matters in the pending arbitration for the 2013 to 2015 Tax Assessment was accepted. In addition to those matters included within the statement of claim, there are certain limited tax matters included in the 2013 to 2015 and 2016 to 2018 Tax Assessments which are being addressed in local Mongolian tax courts. The local court process is ongoing. As there is less certainty with respect to the resolution of these matters, the Company has accrued for certain amounts and has also adjusted its loss carry forwards.

In February 2021, Oyu Tolgoi received notices of payment totalling approximately $228 million (which were converted from Mongolian Tugrik to U.S. dollars at the exchange rate on those dates) relating to amounts disputed under the 2016 to 2018 Tax Assessment, and in March 2021, Oyu Tolgoi received notices of payment totalling $126 million (which were converted from Mongolian Tugrik to U.S. dollars at the exchange rate on those dates) relating to amounts disputed under the 2013 to 2015 Tax Assessment. Under the Mongolian General Tax Law, the amounts were due and paid by Oyu Tolgoi LLC within 10 business days from the dates of the notices of payment. Under the same legislation, Oyu Tolgoi LLC would be entitled to recover the amounts, including via offset against future tax liabilities, in the event of a favourable decision from the relevant dispute resolution authorities.

On May 3, 2021, the Company announced that the Government of Mongolia filed its statement of defence together with a counterclaim (“GOM Defence and Counterclaim”) in relation to the tax arbitration proceeding. Turquoise Hill is not a party to the arbitration, but the GOM Defence and Counterclaim has requested that the

June 30, 2021	Page| 16

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

arbitral tribunal add both the Company and a member of the Rio Tinto Group as parties to the tax arbitration. The principal thrust of the GOM Defence and Counterclaim is to seek the rejection of Oyu Tolgoi LLC’s tax claims in their entirety. As part of the counterclaim, the Government of Mongolia also makes assertions surrounding previously-reported allegations of historical improper payments made to Government of Mongolia officials and seeks unquantified damages. Also, in the event Oyu Tolgoi LLC’s tax claims are not dismissed in their entirety, the Government of Mongolia is seeking in the counterclaim an alternative declaration that the Investment Agreement is void.

The Company denies the allegations relating to the Company in the GOM Defence and Counterclaim and filed a submission to the arbitral tribunal to oppose the Government of Mongolia’s request that it be added to the tax arbitration. If nevertheless the Company is added to the arbitration proceedings, Turquoise Hill will vigorously defend itself against the counterclaim.

The Company remains of the opinion that the tax positions adopted by Oyu Tolgoi LLC in its tax filings were correct and that Oyu Tolgoi LLC has paid all taxes and charges required under the Investment Agreement, the ARSHA, the UDP and Mongolian law.

CLASS ACTION COMPLAINTS

In October 2020, a class action complaint was filed in the U.S. District Court, Southern District of New York against the Company, certain of its current and former officers as well as Rio Tinto and certain of its officers. The complaint alleges that the defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of the development of Oyu Tolgoi in violation of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act) and Rule 10b-5 thereunder. Under the schedule established by the court, an amended complaint was filed on March 16, 2021 and defendants filed motions to dismiss the complaint on May 17, 2021. The Company believes that the complaint against it is without merit.

In January 2021, a proposed class action was initiated in the Superior Court in the District of Montreal against the Company and certain of its current and former officers. The claim alleges that the Company and its current and former officers named therein as defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of Oyu Tolgoi, in violation of, among other things, sections 225.8, 225.9 and 225.11 of the Securities Act (Quebec). The Company believes that the complaint against it is without merit and is preparing to defend the application for leave and certification of the proceeding.

See the risk factor titled “The Company may be subject to public allegations, regulatory investigations or litigation that could materially and adversely affect the Company’s business” in the “Risk Factors ” section of the AIF.

CORPORATE ACTIVITIES

Exploration

Turquoise Hill, through its wholly-owned subsidiaries, Asia Gold Mongolia LLC, Heruga Exploration LLC and SGLS LLC, operates an exploration program in Mongolia on licences that are not part of Oyu Tolgoi. Turquoise Hill owns three exploration licences: Bag and Od-2 in the Ömnögovi province and Khatavch in the Dornogovi province.

During Q2’21, the work plans for the three exploration licences were approved by the Mineral Resource and Petroleum Agency of Mongolia and the State Inspection Agency. In addition, the environmental plans for Bag and Od-2 licences were also approved. The environmental approval for Khatavch is pending until the exploration team is able to travel to the Dornogovi province.

June 30, 2021	Page| 17

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The exploration team is fully vaccinated and ready to begin field work. Current restrictions on people movements in the Ömnögovi and Dornogovi provinces have resulted in delays to our field work. Safety remains our first priority and appropriate measures will be maintained to protect our exploration team, contractors and the communities in which we work.

INCOME AND OTHER TAXES

The Company recorded an income statement charge of $19.0 million for income and other taxes during Q2’21, compared with a credit of $35.8 million in Q2’20. Income and other taxes include adjustments to deferred tax assets in Mongolia and Canada, in addition to withholding taxes accrued and current tax payable.

Adjustments to deferred tax assets resulted in income statement charges within income and other taxes for Q2’21 of $10.5 million. During Q2’21, there was a decrease to the amount of Mongolian deferred tax assets recognised of $15.0 million and an increase to Canadian deferred tax assets of $4.5 million.

Deferred tax assets relate to tax operating losses, accrued but unpaid interest expense on shareholder loans and other temporary differences. Recoverability of these losses were assessed against an estimate of future taxable profits. Movements in the deferred tax assets result from period end reassessments of recoverability and include adjustments to record potential deferred tax assets not recognised in previous periods.

The adjustment to the Mongolian deferred tax assets in Q2’21 represented a decrease of $22.6 million in the recognised deferred tax assets for prior year losses and other temporary differences, mainly related to property, plant and equipment. Operating losses and accrued but unpaid interest expense incurred by Oyu Tolgoi during Q2’21 increased the recognised deferred tax assets by $7.6 million.

The adjustment to the previously recognised deferred tax assets for prior year losses and other temporary differences were primarily due to an overall weakening in taxable income forecasts driven by updated operating assumptions in mine planning in the period partly offset by improved commodity price projections. The reduced taxable income forecasts led to a decrease in the amount of loss carry forwards and temporary differences estimated to be utilised prior to expiration. In addition, the Q2’21 assessment for deferred tax assets includes the impact of the re-consideration of certain limited tax matters that are not covered by the pending international arbitration proceedings in relation to the 2013 to 2015 and 2016 to 2018 tax assessments. These matters are being addressed in local Mongolian tax courts and since there is less certainty with respect to the resolution of these matters, the Company has accrued for certain amounts and has also adjusted its loss carry forwards.

An effective tax rate of approximately 15% during Q2’21 arose as the Company reported income from continuing operations before tax of $137.8 million while recording in the same period a net income statement tax charge (inclusive of adjustments to deferred tax assets and accrued withholding taxes) of $19.0 million.

During Q2’20, the Company recognised additional Mongolian deferred tax assets of $48.0 million, of which $27.8 million was the result of additional operating losses and accrued but unpaid interest expense incurred by Oyu Tolgoi in the period.

A negative tax rate of approximately 100% during Q2’20 arose, as the Company reported income from continuing operations before tax of $36.5 million while recording in the same period a net income statement tax credit (inclusive of adjustments to deferred tax assets and accrued withholding taxes) of $35.8 million.

Turquoise Hill’s effective tax rate represents the income statement charge or credit for income and other taxes as a percentage of income or loss from operations before taxes. It is possible for Turquoise Hill’s effective tax rate to be in excess of 100%, primarily because of different tax jurisdictions applying different tax to intercompany loan interest, and/or recognition of previously unrecognised deferred tax assets.

Additional income statement information, including income and other taxes relating to Oyu Tolgoi LLC and the Company’s corporate operations is provided in Note 3 – Operating segment – to the consolidated financial statements.

June 30, 2021	Page| 18

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Operating activities. Net cash generated from operating activities was $209.3 million in Q2’21, compared with cash used of $81.8 million in Q2’20. Cash generated from operating activities before interest and tax was $295.7 million in Q2’21 compared to $34.7 million in Q2’20, which was primarily due to a $139.2 million increase in gross margin and favourable movements in deferred revenue. The $137.1 million increase in deferred revenue was particularly significant and was impacted by the timing of ramp-up in concentrate shipments during Q2’21 following the declaration of force majeure as well as related contingency measures to improve Oyu Tolgoi’s short-term liquidity.

Interest paid in Q2’21 was $84.5 million compared to $118.7 million in Q2’20, with the decrease being driven by lower interest payments on the project finance facility as a result of lower LIBOR rates. Interest received in Q2’21 was $0.7 million compared to $5.4 million in Q2’20, primarily due to the impact of the Company earning no interest in Q2’21 on its deposit with Rio Tinto under the Cash Management Services Agreement (CMSA) entered into on December 15, 2015 as part of project financing. No interest was earned in Q2’21 on this deposit as it was fully drawn during Q2’20. Income and other taxes paid in Q2’21 amounted to $2.5 million compared to $3.2 million in Q2’20.

Investing activities. Cash used in investing activities was $218.2 million in Q2’21, compared with $49.9 million in Q2’20, representing capital expenditures of $230.3 million partly offset with proceeds from pre-production sales from the underground of $12.0 million and other minor proceeds from disposed assets. Cash used in investing activities in Q2’20 reflects capital expenditure of $261.9 million offset by $204.3 million withdrawn from the Company’s CMSA deposit and proceeds from pre-production sales from underground of $7.6 million and other minor proceeds from disposed assets. Under the CMSA amounts totalling $4.2 billion were placed in 2016 with a subsidiary of Rio Tinto. The resulting receivable, which represented substantially all of the net proceeds received on drawdown of the project finance facility in 2016, were returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and financing. As at June 30, 2020, the full amount of $4.2 billion had been withdrawn and provided to Oyu Tolgoi LLC.5

Financing activities. Cash used in financing activities in Q2’21 was $30.4 million, compared to $3.5 million in Q2’20, representing principal repayments made on the project finance facility and the repayment of amounts drawn by Oyu Tolgoi on its overdraft facility during Q1’21. Amounts in Q2’20 represent principal repayments made on the project finance facility and payments made in relation to lease liabilities.

Liquidity

As at June 30, 2021, Turquoise Hill held consolidated cash and cash equivalents of approximately $0.7 billion (December 31, 2020: $1.1 billion) and consolidated working capital6 of negative $55.0 million (December 31, 2020: negative $123.1 million). The movement in working capital6 during Q2’21 was primarily due to an increase in inventories and a decrease in payables, accrued liabilities and receivables. These variances were as a result of the continued COVID-19 restrictions and the subsequent force majeure which led to an increase in marshalling yard inventory, as convoys crossing the border reduced, as well as a slowdown in underground spend. Consolidated working capital6 is expected to remain negative while expenditure on underground development continues and associated payables are recorded.

Turquoise Hill manages liquidity risk by the preparation of internally generated short-term cash flow forecasts. These short-term cash flow forecasts consider the aggregation of non-cancellable obligations together with an estimation of future operating costs, financing and tax costs, capital expenditures and cash receipts from sales revenue. In addition, these short-term cash flow forecasts include the possible impact of the COVID-19 pandemic. COVID-19 cases increased significantly in Mongolia during the second quarter of 2021, causing a shortage of personnel due to a series of lockdowns in the country and the South Gobi region. These restrictions adversely impacted both open pit operations and underground development progress. The additional 2021

5 Please refer to Section – Our Business – on page 4 and to Section – RELATED-PARTY TRANSACTIONS – on page 23 of this MD&A.

6 Please refer to the section NON-GAAP MEASURES on page 25 of this MD&A for further information.

June 30, 2021	Page| 19

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

development cost impact of the known COVID-19 delays up to June 30, 2021, is estimated to be approximately $100 million. Sensitivity analyses are performed over these estimates including the impact of estimated commodity prices on cash receipts as well as the estimated impact on the timing of cash receipts resulting from the force majeure.

Turquoise Hill believes that it has enough liquidity to meet its minimum obligations for a period of at least 12 months from the balance sheet date, and to meet the requirements of the Company, including its operations and underground development. Turquoise Hill expects to need significant incremental financing to sustain its operations and underground development funding beyond Q3’22 (see section “Funding of Oyu Tolgoi LLC by Turquoise Hill” of this MD&A).

Capital Resources

The Company considers its capital to be share capital and third-party borrowings. To effectively manage capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its strategic and operating needs.

In December 2015, Oyu Tolgoi LLC signed the $4.4 billion project finance facility for the purposes of developing the underground mine, of which $4.3 billion had been drawn down as at March 31, 2021. The additional $0.1 billion is available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States. As of June 30, 2021, the full original net proceeds of $4.2 billion had been advanced to Oyu Tolgoi LLC.

The project finance lenders have agreed to a debt cap of $6.0 billion thus allowing for the potential of an additional $1.6 billion of SSD to be raised in the future subject to meeting certain requirements relating to the tenor, amount and timing of debt service obligations of such SSD and other customary conditions. Under the project finance agreements, the $6.0 billion debt cap may be increased in connection with an expansion facility, which may include the construction of one of the alternative power solutions specified in the PSFA Amendment (see section “Oyu Tolgoi Mine Power Supply” of this MD&A).

The Company’s accumulated deficit as at June 30, 2021 was $3.1 billion, compared to $3.4 billion at December 31, 2020.

See also section “Funding of Oyu Tolgoi LLC by Turquoise Hill” of this MD&A.

SHARE CAPITAL

As at June 30, 2021, the Company had a total of 201,231,446 common shares issued and outstanding.

COPPER, GOLD AND FOREIGN EXCHANGE MARKET COMMENTARY

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

Copper and Gold Markets

Copper prices started Q2’21 with strong momentum, reaching a record high of $10,725/t in early May. This was driven by expectations of healthy demand on the back of fiscal stimulus programmes announced by the Biden administration, and talks of a future structural deficit in the market as the transition to a greener economy calls for more copper units. Entering the second half of the quarter however, prices started to lose momentum and fell 12.5% from their peak to end the quarter at $9,385/t. Chinese end-users’ reluctance to commit to cathode purchases amid high prices saw Chinese inventories remain high after the Chinese New Year period. The halving of investors’ net long positions from 2 Mt in February 2021 to less than 1 Mt at the end of June, added to the bearish sentiment. High commodity prices also prompted the Chinese government to introduce measures to cool down the market, including a limited release of State Reserve Bureau (SRB) cathode reserves and

June 30, 2021	Page| 20

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

penalising speculative trading activity. We expect price trend to be muted in the coming months as the market takes a breather, with world ex-China demanding the remaining bright spot in the near term.

Treatment Charges started off weak in Q2’21 and hit a nadir of $21.9/t in mid-April, before gradually climbing up to $36/t by the end of the quarter. Mine supply was tight earlier in the quarter as the supply recovery after the pandemic was delayed, but the situation was eased by smelter maintenance activity and concentrate supply improved towards end of June. The Chinese Copper Smelters Purchase Team (CSPT) announced a price floor of $55/t for Q3’21, following no announcement for Q2’21 and $51/t in Q1’21. As Q2’21came to a close, it was reported that Antofagasta had inked a 2022 benchmark with a number of large Chinese smelters at $56/t, for volumes to be delivered in H2’21 and 2022. We expect the spot market to take cues from the CSPT price floor and the early Antofagasta settlement, and continue recovering through H2 helped by higher mine volume availability.

Gold prices rebounded in April and May, touching $1,903/oz in the beginning of June. Much of this stemmed from rising inflation concerns. This increase was reversed in June, however, as the latest Federal Open Market Committee (FOMC) meeting revealed a more hawkish outlook in monetary policy – the revised interest rate ‘dot plot’ indicated two rate hikes in 2023. This increased the opportunity cost of holding gold, sending gold prices tumbling to $1,760/oz towards the end of the quarter. Rising yields and muted investor demand will be headwinds for gold for the rest of the year, but any upside surprise in inflation will help offset the downward trend.

Foreign Exchange Rates

Oyu Tolgoi LLC’s sales are determined and settled in U.S. dollars and a portion of its expenses are incurred in local currencies. Short-term foreign exchange fluctuations could have an effect on Turquoise Hill’s operating margins; however, in view of the proportion of locally incurred expenditures, such fluctuations are not expected to have a significant impact on Turquoise Hill’s long-term financial performance.

OFF-BALANCE SHEET ARRANGEMENTS

With the exception of the Company’s power commitments disclosed within the section ”Contractual Obligations” and “Oyu Tolgoi Mine Power Supply” of this MD&A, as at June 30, 2021, Turquoise Hill was not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a significant current or future effect on the results of the operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

CONTRACTUAL OBLIGATIONS

The following table summarises Turquoise Hill’s contractual obligations as at June 30, 2021.7

(Stated in $000’s of dollars)		Payments Due by Period (4)
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total

Project finance facility (1)	63,569	1,446,635	1,214,773	1,578,908	4,303,885
Purchase obligations (2)	419,531	21,633	-	-	441,164
Other obligations (3)	388,019	-	-	-	388,019
Power commitments	123,222	123,907	-	-	247,129
Lease liabilities	7,278	22,486	2,013		31,777
Decommissioning obligations	-	-	-	229,273	229,273
Total	1,001,619	1,614,661	1,216,786	1,808,181	5,641,247

7 Please refer to the section NON-GAAP MEASURES on page 25 of this MD&A for further information.

June 30, 2021	Page| 21

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

(1)	These amounts relate to principal repayments on the project finance facility.
(2)	These amounts mainly represent various long-term contracts that include commitments for future development and operating payments for supply of engineering, equipment rentals and other arrangements.
(3)	These amounts include trade and other payables.
(4)	The columns are represented in dates as follows: 12 months to June 30, 2022; 24 months between July 1, 2022 and June 30, 2024; 24 months between July 1, 2025 and June 30, 2027; Beyond July 1, 2027.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

The Company’s estimates identified as being critical are substantially unchanged from those disclosed in the MD&A for the year ended December 31, 2020.

RECENT ACCOUNTING PRONOUNCEMENTS

A number of new standards, and amendments to standards and interpretations, are effective as of January 1, 2021, and have been applied in preparing these consolidated financial statements. None of these standards and amendments to standards and interpretations had a significant effect on the consolidated financial statements of the Company.

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16): The amendments prohibit an entity from deducting from the cost of an item of property, plant, and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. This amendment is effective for the Company’s annual reporting period beginning January 1, 2022, with early adoption permitted. The Company is in the process of assessing the impact of the adoption of this amendment.

None of the remaining standards and amendments to standards and interpretations, which have been issued but are not yet effective, are expected to have a significant effect on the consolidated financial statements of the Company.

RISKS AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates and the present state of development of its business and the foreign jurisdictions in which it carries on business. The material risks and uncertainties affecting Turquoise Hill, their potential impact, and the Company’s principal risk-management strategies are subject to disclosure made elsewhere in this MD&A and are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2020 and in the AIF in respect of such period. In addition, the delays and cost estimates provided in this MD&A for the completion of the underground development, including in respect of timing of achieving first sustainable production and the development capital spend for the project, the timing of expected cash flow from the Oyu Tolgoi underground and the quantum of the base case incremental funding requirement, may differ materially as a result of significant delays to the undercut to the extent that the criteria which TRQ considers need to be met prior to proceeding with the undercut decision are not addressed in a timely manner. See, in particular, the sections in this MD&A titled “OPERATIONAL OUTLOOK FOR 2021”, “OYU TOLGOI – Oyu Tolgoi Underground Update”; “FUNDING OF OYU TOLGOI LLC BY TURQUOISE HILL” and “GOVERNMENT RELATIONS” for more specific updates regarding, among other matters, the impact of COVID-19 on Turquoise Hill’s and Oyu Tolgoi’s operations, the status of the undercut decision and related matters, the anticipated size of future funding requirements and the status of funding discussions under the HoA as well as various matters involving the Government of Mongolia.

June 30, 2021	Page| 22

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

RELATED-PARTY TRANSACTIONS

As at June 30, 2021, Rio Tinto’s equity ownership in the Company was 50.8%, which was unchanged from December 31, 2020. The following tables present the consolidated financial statement line items within which transactions with Rio Tinto are reported.

Statements of Income	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in $000’s of dollars)	2021	2020	2021	2020

Operating and corporate administration expenses:
Cost recoveries - Turquoise Hill	186	2,222	680	2,280
Management services payment (i)	(5,400)	(6,872)	(11,878)	(13,954)
Cost recoveries - Rio Tinto (ii)	(15,726)	(8,915)	(28,612)	(17,073)

Finance income:
Cash and cash equivalents (iii)	-	935	-	1,932
Receivable from Rio Tinto (iv)	-	527	-	4,391

Finance costs:
Completion support fee (v)	(27,312)	(27,177)	(54,347)	(54,358)
Total	(48,252)	(39,280)	(94,157)	(76,782)

Statement of Cash Flows	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in $000’s of dollars)	2021	2020	2021	2020

Cash generated from operating activities
Interest received (iii, iv)	-	2,742	-	8,293
Interest paid (v)	-	-	(26,171)	(25,972)

Cash flows from investing activities
Receivable from related party: amounts withdrawn (iv)	-	204,284	-	511,284
Expenditures on property, plant and equipment:
Management services payment and cost recoveries - Rio Tinto (i), (ii)	(1,933)	(29,624)	(8,855)	(40,579)

Balance sheets	June 30,	December 31,
(Stated in $000’s of dollars)	2021	2020

Trade and other receivables	349	852
Prepaid expenses and other assets	54,968	83,144
Trade and other payables:
Management services payment - Rio Tinto (i)	(33,870)	(13,137)
Cost recoveries - Rio Tinto (ii)	(82,047)	(52,415)

Total	(60,600)	18,444

(i)

In accordance with the ARSHA, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi LLC from March 31, 2010 onwards.

June 30, 2021	Page| 23

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

After signing of the UDP on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of the Oyu Tolgoi project.

(iii)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At June 30, 2021, no funds were deposited with wholly-owned subsidiaries of Rio Tinto. Funds that had been previously deposited earned interest at rates equivalent to those offered by financial institutions or short-term corporate debt.

(iv)

As part of project finance, Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which were placed with 9539549 Canada Inc. and returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly-owned subsidiary of Rio Tinto, has guaranteed the obligations of the service provider under this agreement. At June 30, 2021, there were no amounts due from 9539549 Canada Inc. Amounts due had earned interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflects interest receivable at LIBOR minus 0.05%; plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the CMSA, which are net settled with the 2.5% completion support fee described in (v) below.

(v)

As part of the project finance agreements, Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (CSU) in favour of the commercial banks and the export credit agencies. In consideration for providing the CSU, Turquoise Hill is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges. The fee is settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the CMSA described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

SELECTED QUARTERLY DATA

The Company’s interim financial statements are reported under IFRS applicable to interim financial statements, including International Accounting Standard (IAS) 34 Interim Financial Reporting.

($ in millions, except per share information)	Quarter Ended
		Jun-30 2021		Mar-31 2021		Dec-31 2020		Sep-30 2020

Revenue	$	317.8	$	526.5	$	405.1	$	264.4

Income for the period	$	118.8	$	332.1	$	241.6	$	161.7

Income attributable to owners of Turquoise Hill	$	96.9	$	236.7	$	159.9	$	128.6

Basic and diluted income per share attributable to owners of Turquoise Hill (a)	$	0.48	$	1.18	$	0.79	$	0.64

	Quarter Ended
		Jun-30 2020		Mar-31 2020		Dec-31 2019		Sep-30 2019

Revenue	$	278.0	$	130.7	$	221.4	$	209.2

Income (loss) for the period	$	72.3	$	19.0	$	109.5	$	45.1

Income (loss) attributable to owners of Turquoise Hill	$	72.6	$	45.2	$	113.1	$	71.7

Basic and diluted income per share attributable to owners of Turquoise Hill (a)	$	0.36	$	0.22	$	0.56	$	0.36

(a)	Basic and diluted income (loss) per share has been recalculated pursuant to the share consolidation completed on October 23, 2020, for all periods presented.
(b)

During 2020, the Company determined that it had incorrectly accounted for the impact of capitalised intragroup borrowings in the calculation of non-controlling interests, therefore understating the income attributable to the non-controlling interest in each of the periods ended March 31, 2020, and June 30, 2020. As a result of these adjustments, income attributable to owners of Turquoise Hill decreased by $10.2 million and $12.3 million in the three-month periods ended March 31, 2020, and June 30, 2020, respectively.

June 30, 2021	Page| 24

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Factors necessary to understand general trends in the select unaudited quarterly financial information are summarised below.

Changes in revenue over the periods presented has resulted mainly from variable metal prices combined with changes in sales volume. Revenue in the five consecutive quarters ended September 30, 2020 was lower due to lower sales volumes impacted by lower gold and copper production as the mine transitioned to Phase 4B and Phase 6B ore and stockpiles. Revenue in Q1’20 was negatively impacted by a lower average price of copper as an immediate reaction to the ongoing COVID-19 pandemic. The three consecutive quarters ended June 30, 2021 benefitted from increasing average copper and gold prices together with increased copper and gold production, reflecting the scheduled move to the higher grade gold areas of Phase 4B and Phase 6B. Revenue in Q2’21 was negatively impacted by the force majeure that was announced by the Company on March 30, 2021.

Changes in income (loss) over the periods presented resulted mainly from the changes in revenue noted above and adjustments made for deferred tax assets. Income for the period in the seven consecutive quarters ended March 31, 2021, was positively impacted by deferred tax asset recognition adjustments of $45.0 million, $118.1 million, $82.0 million, $47.4 million, $131.1 million, $86.1 million and $52.3 million, respectively. Income in Q2’21 was negatively impacted by a deferred tax asset de-recognition adjustment of $10.5 million.

NON-GAAP MEASURES

The Company presents and refers to the following non-GAAP measures, which are not defined in IFRS. A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at the Oyu Tolgoi mine and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS.

Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill, which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. This metric is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of Oyu Tolgoi LLC and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced by selling these products.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash-based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations. As a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi LLC to support sustaining capital expenditures for future production from the generation of operating cash flows.

June 30, 2021	Page| 25

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

A reconciliation of total operating cash costs, C1 cash costs and AISC is provided below.

	(Three Months Ended)		(Six Months Ended)
C1 costs (Stated in $000’s of dollars)	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Cost of sales	82,584	181,956	238,228	327,880
Cost of sales: $/lb of copper sold	1.91	2.08	1.84	2.27
Depreciation and depletion	(21,223)	(51,106)	(73,417)	(86,072)
Provision against carrying value of copper-gold concentrate	-	6,254	-	-
Change in inventory	72,576	(12,265)	102,873	19,884
Other operating expenses	73,276	49,893	129,764	94,804
Less:
- Inventory (write-down) reversal	(1,522)	1,195	3,604	2,359
- Depreciation	(593)	(1,997)	(1,195)	(3,950)
Management services payment to Turquoise Hill	5,400	6,872	11,878	13,954
Operating cash costs	210,498	180,802	411,735	368,859
Operating cash costs: $/lb of copper produced	2.60	2.25	2.27	2.33
Adjustments to operating cash costs(1)	(12,994)	6,564	(13,201)	12,646
Less: Gold and silver revenues	(130,416)	(57,428)	(323,295)	(91,253)
C1 costs ($‘000)	67,088	129,938	75,239	290,252
C1 costs: $/lb of copper produced	0.83	1.61	0.42	1.84

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	8,525	9,855	21,568	14,572
Asset retirement expense	1,388	1,502	2,983	2,931
Royalty expenses	22,462	14,216	45,202	24,455
Ore stockpile and stores write-down (reversal)	1,522	(1,195)	(3,604)	(2,359)
Other expenses	552	2,998	806	3,466
Sustaining cash capital including deferred stripping	18,876	18,355	27,172	27,904
All-in sustaining costs ($‘000)	120,413	175,669	169,366	361,221

All-in sustaining costs: $/lb of copper produced	1.48	2.18	0.93	2.29

(1)

Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

Mining costs and milling costs

Mining costs per tonne of material mined for the three months ended June 30, 2021 are calculated by reference to total mining costs of $42.9 million (Q2’20: $39.3 million) and total material mined of 15.8 million tonnes (Q2’20: 23.2 million tonnes).

Milling costs per tonne of ore treated for the three months ended June 30, 2021 are calculated by reference to total milling costs of $66.7 million (Q2’20: $65.3 million) and total ore treated of 9.4 million tonnes (Q2’20: 9.6 million tonnes).

Working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and the sustainability of the business, the Company’s definition of working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory.

June 30, 2021	Page| 26

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Working capital		June 30,		December 31,
(Stated in $000’s of dollars)		2021		2020

Inventories (current)	$	296,463	$	197,962

Trade and other receivables		28,230		60,012

Trade and other payables:

- trade payables and accrued liabilities		(263,739)		(315,570)

- payable to related parties		(115,917)		(65,552)

Consolidated working capital	$	(54,963)	$	(123,148)

Contractual obligations

The following section of this MD&A discloses contractual obligations in relation to the Company’s project finance, lease, purchase, power and asset retirement obligations. Amounts relating to these obligations are calculated on the assumptions of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in this MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The MD&A presentation of contractual obligations is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

A reconciliation of contractual obligations as at June 30, 2021 to the financial statements and notes is provided below.

	Project Finance Facility	Purchase obligations	Other Obligations	Power commitments	Lease liabilities	Decommissioning obligations

(Stated in $000’s of dollars)

Commitments (MD&A)	4,303,885	441,164	388,019	247,129	31,777	229,273
Cancellable obligations	-	(418,603)	-	(183,464)	-	-
(net of exit costs)	-	-	-	-	-	-
Accrued capital expenditure	-	-	-	-	-	-
Discounting and other adjustments	(132,824)	-	-	-	(5,965)	(93,436)
Financial statement amount	4,171,061	22,561	388,019	63,665	25,812	135,837

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

There were no changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the three months ended June 30, 2021, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company under applicable securities legislation is gathered and reported to senior management, including the Company’s CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosures. There were no changes in the Company’s disclosure controls and procedures during the three months ended June 30, 2021.

June 30, 2021	Page| 27

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

QUALIFIED PERSON

Disclosure of information of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was approved by Jo-Anne Dudley (FAusIMM(CP)), Chief Operating Officer of the Company. Jo-Anne Dudley is a “qualified person” as that term is defined in NI 43-101.

CAUTIONARY STATEMENTS

Language regarding reserves and resources

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company’s mineral resources and mineral reserves, readers should refer to the AIF of the Company for the year ended December 31, 2020, and other continuous disclosure documents filed by the Company since January 1, 2021 under Turquoise Hill’s profile on SEDAR at www.sedar.com.

Note to United States investors concerning estimates of measured, indicated and inferred resources

This document has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included in this document have been prepared in accordance with NI 43-101, and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for mineral resources and mineral reserves. NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with SEC disclosure requirements.

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: discussions with, and the nature of the Company’s relationship and interaction with, the Government of Mongolia on the continued operation and development of Oyu Tolgoi, including with respect to the DE and the potential termination, amendment or replacement of the IA or the UDP; the willingness and ability of the parties to the IA or the UDP to amend or replace either such agreement; the implementation and successful execution of the Funding Plan that is the subject of the HoA and the amount of any additional future funding gap to complete the Oyu Tolgoi project as well as the amount and potential sources of additional funding required therefor, all as contemplated by the HoA; the expectations set out in the Oyu Tolgoi Technical Report dated as of June 30, 2020 (OTTR20); the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on achieving first commercial production and on the Company’s cash flows; expected copper and gold grades; the merits of the class action complaints filed against the Company in October 2020 and January 2021, respectively; the likelihood that the Company will be added as a party to the international tax arbitration brought by Oyu Tolgoi against the Government of Mongolia and the merits of the GOM Defence and Counterclaim; liquidity, funding sources and funding requirements; the amount of any

June 30, 2021	Page| 28

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

funding gap to complete the Oyu Tolgoi project; the amount and potential sources of additional funding; the Company’s ability to re-profile its existing project debt in line with current cash flow projections; the amount by which a successful re-profiling of the Company’s existing debt would reduce the Company’s currently projected funding requirements; the Company’s ability to raise supplemental senior debt; the timing of studies, announcements and analyses; status of underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of SOPP and related amendments to the PSFA as well as power purchase agreements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the potential impact of COVID-19, including any restrictions imposed by health or governmental authorities relating thereto on the Company’s business, operations and financial condition; capital and operating cost estimates; mill and concentrator throughput; the outcome of formal international arbitration proceedings; anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; the anticipated location of certain infrastructure in Hugo North Lift 1 and sequence of mining within and across panel boundaries; the availability and timing of required governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA Amendment subject to ongoing discussions relating to a standstill period; the willingness of third parties to extend existing power arrangements; the status and nature of the Company’s relationship and interactions and discussions with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance (including the outcome of any such interactions or discussions); the willingness and ability of the parties to the IA and the UDP to amend or replace either such agreement; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi; the implementation and successful execution of the Funding Plan that is the subject of the HoA and the amount of any additional future funding gap to complete the Oyu Tolgoi project as well as the amount and potential sources of additional funding required therefor, all as contemplated by the HoA.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks, including the outcome of the class action complaints filed against the Company; the outcome of the international tax arbitration proceedings; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC or the Government of Mongolia’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including public health crises, strikes, blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; global climate change; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; defective title to mineral claims or property and human rights requirements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on

June 30, 2021	Page| 29

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for Oyu Tolgoi; the implementation and successful execution of the Funding Plan that is the subject of the HoA and the amount of any additional future funding gap to complete the Oyu Tolgoi project as well as the amount and potential sources of additional funding required therefor, all as contemplated by the HoA; the status and nature of the Company’s relationship, interactions and discussions with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance (including the outcome of any such interactions or discussions); the willingness and ability of the parties to the IA and the UDP to amend or replace either such agreement; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays (including delays in the decision to commence the undercut), and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in OTTR20); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates referred to in this MD&A are exclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language regarding reserves and resources” and “Note to United States investors concerning estimates of measured, indicated and inferred resources” in the section titled CAUTIONARY STATEMENTS – of this MD&A. Such estimates are, in large part, based on the following:

•

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale mineral continuity and character of the deposits can be improved with additional drilling and sampling; actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals or the actual recovery percentage of the metal(s) from the Company’s mining projects may render mining of mineral reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover,

June 30, 2021	Page| 30

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

•

Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•

Assumptions relating to projected future metal prices. The Company uses prices reflecting market pricing projections in the financial modeling for Oyu Tolgoi which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

•

Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific as well as regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s AIF and in the “Risks and Uncertainties” section in this MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of this MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

/s/ Steve Thibeault	/s/ Luke Colton

Steve Thibeault	Luke Colton
Interim Chief Executive Officer	Chief Financial Officer

July 29, 2021 Montreal, QC, Canada

June 30, 2021	Page| 31

turquoisehill.com

Turquoise Hill Resources Ltd.

Suite 3680,1 Place Ville- Marie

Montreal Quebec, Canada

H3B 3P2

TRQ : TSX & NYSE

Turquoise Hill is an international mining company focused on the operation and development of the Oyu Tolgoi copper-gold mine in southern Mongolia.